Exhibit 21.01

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OGE Energy Corp.

Subsidiaries of the Registrant

	Jurisdiction of	Percentage of
Name of Subsidiary	Incorporation	Ownership

Oklahoma Gas and Electric Company	Oklahoma	100.0
Enogex Inc.	Oklahoma	100.0
Enogex Products Corporation	Oklahoma	100.0
Enogex Gas Gathering, L.L.C.	Oklahoma	100.0

        The above listed subsidiaries have been consolidated in the Registrant’s financial statements.